Exhibit 99.1

PENN WEST ANNOUNCES THE APPOINTMENT OF BILL ANDREW AS VICE CHAIRMAN AND
MURRAY NUNNS AS CEO AND ITS RESULTS FOR THE SECOND QUARTER
ENDED JUNE 30, 2011

FOR IMMEDIATE RELEASE, August 10, 2011

PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE) (“PENN WEST EXPLORATION”) is pleased to announce its results for the second quarter ended June 30, 2011

The Board of Penn West is pleased to announce that Murray Nunns has been appointed President and Chief Executive Officer, effective immediately. With a career spanning 30 years in the oil and gas industry, Murray brings breadth of experience and strong leadership qualities to his new role. Murray is a geologist with a proven track record of value creation through both development and exploration in growth oriented oil and natural gas companies. Most recently, Murray was President and Chief Operating Officer of Penn West. In his new capacity he will continue to apply his long history of consistent success as an executive for the benefit of Penn West shareholders.

The Board is also pleased to announce the appointment of Hilary Foulkes as Chief Operating Officer.  Hilary has been instrumental in establishing the strategic corporate direction, is a key driver in the evolution of our organization and has a profound influence on employees. Much of Hilary’s operations experience was obtained through various exploration and development roles with Gulf Canada Resources. For eight years prior to joining Penn West in 2008, she was a Managing Director with the investment banking firm, Scotia Waterous. Hilary’s diverse and extensive industry experience uniquely qualifies her for this position.

Concurrent with these appointments, Bill Andrew will be assuming the role of Vice-Chairman of the corporation.  Bill has been central to the building of Penn West, from its recapitalization in 1992 to the present. Under his extraordinary leadership, Penn West has acquired a premier position in under-exploited legacy light oil pools in Canada while also developing an unconventional asset base. John Brussa, Chairman of Penn West expressed his thanks on behalf of the Board. "Bill's insight and vision have been instrumental in accumulating an asset base which is the envy of the industry. It is these assets accumulated under his watch which will fuel Penn West's future growth. We are all very pleased that Bill will continue on Penn West's board and in his role as Vice Chairman, will continue to provide his invaluable insights to both the Board and to management".

Strategy

Penn West continues to focus development to bring forward the value in our large light-oil plays and resource prospects. We believe we are well positioned for continuous growth with an emphasis on light-oil. Our exploration strategy is focused on large-scale plays on existing development trends and selective exploratory trends in which we have technical or infrastructure-related advantages. While we experienced unprecedented industry operating conditions during the first half of 2011 which have extended into the third quarter, the fundamental direction and strategy of Penn West has not changed.

2011 SECOND QUARTER RELEASE 1

Capital and Production Guidance

•
To date in 2011, we have invested approximately $100 million in on-trend exploratory land purchases and have realized approximately $100 million in proceeds from dispositions of non-core assets. We currently expect our full year 2011 exploration and development capital program to be in the range of $1.4 - $1.5 billion.

•
Extreme flooding in Southern Saskatchewan and Manitoba, forest fires in the Slave Lake region and third party facility issues in the second quarter of 2011 have extended into the third quarter resulting in delays restoring production. Wet conditions across western Canada have delayed completion activity preventing further tie-ins of Q1 drilling. The combined effect of these factors is to delay volumes which will impact our annualized average production. We expect to recover production outages into the fourth quarter and our exit volume remains consistent with our previous guidance.

•
We now estimate average production for the second half of 2011 to be between 163,000 and 167,000 boe (1) per day and plan to reach full production capacity in the fourth quarter of 2011. Annual production for 2011 is expected to average between 162,000 and 164,000 boe per day. We plan on exiting 2011 producing between 174,000 and 177,000 boe per day.

•	We continuously evaluate non-core asset dispositions and at this time we have a number of market-ready properties. Disposition proceeds will be re-deployed into our growth strategy or balance sheet.

Second Quarter Financial Results

•
Funds flow (2) was $396 million in the second quarter of 2011, an 11 percent increase from the $356 million reported in the first quarter of 2011 and a 47 percent increase from the $269 million reported in the second quarter of 2010. Funds flow increases were primarily due to an increase in crude oil prices combined with an increase in our weighting of light-oil production. Basic funds flow was $0.85 per share (2) in the second quarter of 2011 compared to $0.77 per share in the first quarter of 2011 and $0.62 per share in the second quarter of 2010.

•
Net income for the second quarter of 2011 was $271 million ($0.58 per share-basic) compared to $291 million ($0.63 per share-basic) in the first quarter of 2011 and $745 million ($1.72 per share-basic) in the second quarter of 2010 that included a $572 million after-tax gain recorded on the formation of the Peace River Oil Partnership. Net income remained strong in the second quarter of 2011 mainly due to higher revenues, gains on unrealized risk management items and gains on minor property dispositions.

•	The netback (2) of $32.60 per boe in the second quarter of 2011 was 10 percent higher than the first quarter of 2011 primarily due to higher commodity prices.

•
Exploration and development capital expenditures for the second quarter of 2011 totalled $285 million and include $88 million of land purchases to complement our asset base and add future resource plays. For the first six months of 2011, exploration and development capital expenditures totalled $777 million including the drilling of 213 net wells focused on our suite of light-oil resource plays.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per share-basic” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow”, “Highlights - Netback per boe” and “Non-GAAP Measures Advisory” sections below.

2011 SECOND QUARTER RELEASE 2

Operational Highlights

Production

•
Average production for the second quarter of 2011 of 156,107 boe per day was significantly impacted by temporary interruptions resulting from the wild fires in Slave Lake, flooding throughout Southern Saskatchewan and Manitoba and third-party facility outages. This led to production interruptions for the second quarter of an average of approximately 13,000 boe per day.

•
Our production capability was weighted 66 percent to oil and liquids in the second quarter of 2011.  Light-oil and NGL volumes grew by 19 percent over the last year, excluding the impact of temporary interruptions encountered during the second quarter.

•	To date in 2011, we have sold net production of approximately 1,100 boe per day.

Cardium

•
As the leading operator in Canada’s largest conventional light-oil resource play and with more than 2,500 drilling locations identified to-date, this asset is a cornerstone for Penn West. In 2011, we continued appraisal drilling on our 665,000 net acres of Cardium rights and commenced targeted full-scale development in the most promising areas to-date. Thus far in 2011, 39 net wells have been drilled, with development drilling focused in the Willesden Green, Alder Flats and West Pembina areas. In the second half of 2011, we plan to focus development in these core areas, and will operate seven rigs drilling approximately 45 - 55 net wells. Our well performance to date has been strong in these areas with averages of 200 - 300 boe per day in the first month of production.

Northern Carbonates

•
Penn West has one of the largest positions in the Carbonate platform plays in northern Alberta.  In the first six months of 2011, we drilled 21 net wells in this play. Production rates to-date have been promising. We plan to operate 5 rigs drilling 15 - 20 net wells during the second half of 2011. In the second half of 2011, we will continue development and appraisal drilling on the Slave Point platform at Otter/Red Earth, appraisal drilling at Swan Hills, and the testing of a four-well pad at South Swan Hills.

Spearfish (Waskada)

•
In the first half of 2011, we drilled 44 net wells in the Spearfish. In the second half of 2011, we anticipate operating two rigs drilling 30 - 40 net wells. To-date, production rates are averaging approximately 90 boe per day in the first month. Extreme flooding conditions have delayed operations in the area and resulted in temporary production interruptions of approximately 4,000 boe per day.  We anticipate being back to full capacity in the fourth quarter. With solid production results to-date and an inventory of 1,500 potential drilling locations we anticipate accelerating the development of this asset over the next 18 months.

Colorado (Viking)

•
We have a dominant land position of 750,000 net acres with over 2,500 well locations identified consisting of both light-oil and natural gas targets. We are in full development mode in many parts of this play drilling 54 net wells in the first half of 2011. In our main development area at Dodsland/Avon Hills production per well is averaging approximately 80 boe per day for the first month. Low capital costs per well make these rates highly economic. In the second half of 2011, we plan to continue development in the Dodsland/Avon Hills/Kerrobert areas of western Saskatchewan and continue appraisal of the Alberta side of this large play trend. We expect to drill 35 - 40 additional net wells this year.

2011 SECOND QUARTER RELEASE 3

Peace River Oil Partnership

•
In the second half of 2011, the Peace River Oil Partnership plans the drilling of approximately 10 to 15 gross wells (5.5 - 8 net). This activity will be primarily focused on resource assessment. In the second quarter, steam injection started at the thermal pilot and achieved target injection rates and volume.  The pilot well will commence production in the third quarter of 2011.

Cordova Joint Venture

•
In the second half of 2011, we plan to drill 11 gross wells (5.5 net). We are continuing the appraisal phase of this shale gas play throughout the Cordova Embayment. Completion operations are underway on our eight-well pad. Our existing gathering and processing infrastructure in the area enables us to move at a quicker pace with enhanced economic returns.

Dividend, Risk Management and Financing Activities

•	On August 9, 2011, our Board of Directors declared our third quarter dividend of $0.27 per share to be paid on October 14, 2011 to shareholders of record on September 30, 2011.

•
Crude oil prices averaged WTI US$102.55 per barrel in the second quarter of 2011 compared to US$94.25 per barrel in the first quarter of 2011 and US$77.99 per barrel for the second quarter of 2010. Currently, we have 41,000 barrels per day of our 2011 crude oil production hedged between US$79.98 per barrel and US$96.39 per barrel and 35,000 barrels per day of our 2012 production between US$86.00 per barrel and US$109.72 per barrel.

•
In the second quarter of 2011, the AECO Monthly Index averaged $3.74 per mcf compared to $3.77 per mcf in the first quarter of 2011 and $3.86 per mcf in the second quarter of 2010. We have 50,000 mcf per day of our 2012 natural gas production hedged at an average price of $4.30 per mcf.

•
During the second quarter of 2011, we entered into $352 million of additional foreign exchange forward contracts relating to the principal of our senior notes. Currently, we have $762 million of foreign exchange forward contracts with an average exchange rate of $1.00 CAD/USD maturing between 2014 and 2022.

•
On June 27, 2011, we closed the renewal of our unsecured, revolving syndicated bank facility, extending the term to four years with an aggregate borrowing limit of $2.25 billion. The facility expires on June 26, 2015 and is extendible. Borrowing costs were reduced under the renewed bank facility. On June 30, 2011, we had $1.2 billion of unused capacity under the facility.

2011 SECOND QUARTER RELEASE 4

 HIGHLIGHTS
	Three months ended June 30			Six months ended June 30
	2011	2010	% change	2011	2010	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$920	$718	28	$1,764	$1,524	16
Funds flow	396	269	47	752	613	23
Basic per share	0.85	0.62	37	1.62	1.43	13
Diluted per share (2)	0.85	0.61	39	1.62	1.41	15
Net income (2)	271	745	(64)	562	843	(33)
Basic per share (2)	0.58	1.72	(66)	1.21	1.97	(39)
Diluted per share (2)	0.58	1.69	(66)	1.21	1.94	(38)
Capital expenditures, net (3)	285	231	23	777	494	57
Long-term debt at period-end	2,815	2,473	14	2,815	2,473	14
Convertible debentures	224	273	(18)	224	273	(18)
Dividends paid (4)	$125	$192	(35)	$166	$382	(57)
Payout ratio (5)	32%	71%	(39)	22%	62%	(40)
Operations
Daily production
Light oil and NGL (bbls/d)	80,546	77,198	4	83,872	76,818	9
Heavy oil (bbls/d)	18,452	18,579	(1)	17,787	19,228	(7)
Natural gas (mmcf/d)	343	408	(16)	357	409	(13)
Total production (boe/d)	156,107	163,700	(5)	161,093	164,141	(2)
Average sales price
Light oil and NGL (per bbl)	$94.29	$67.70	39	$86.78	$70.18	24
Heavy oil (per bbl)	72.81	57.03	28	68.01	60.77	12
Natural gas (per mcf)	$4.06	$3.83	6	$3.92	$4.64	(16)
Netback per boe
Sales price	$66.18	$47.94	38	$61.38	$51.52	19
Risk management gain (loss)	(2.30)	0.22	(100)	(1.53)	(0.20)	100
Net sales price	63.88	48.16	33	59.85	51.32	17
Royalties	(12.01)	(8.57)	40	(11.00)	(9.28)	19
Operating expenses	(18.79)	(15.52)	21	(17.32)	(15.56)	11
Transportation	(0.48)	(0.55)	(13)	(0.50)	(0.56)	(11)
Netback	$32.60	$23.52	39	$31.03	$25.92	20

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Comparative figures have been restated to IFRS.
(3)	Excludes net proceeds on property acquisitions and dispositions and business combinations.
(4)
Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.

(5)	Payout ratio is calculated as dividends paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2011 SECOND QUARTER RELEASE 5

DRILLING PROGRAM

	Three months ended June 30				Six months ended June 30
	2011		2010		2011		2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	32	19	32	22	203	164	99	66
Natural gas	12	8	9	6	24	16	19	11
Dry	-	-	-	-	-	-	-	-
	44	27	41	28	227	180	118	77
Stratigraphic and service	3	1	5	1	70	33	25	17
Total	47	28	46	29	297	213	143	94
Success rate (1)		100%		100%		100%		100%

(1)    Success rate is calculated excluding stratigraphic and service wells.

In 2011, we have increased our activity levels as we concentrate on the development of our light-oil resource plays throughout western Canada. Our drilling activity primarily utilized horizontal multi-stage fracture technology.

CAPITAL EXPENDITURES
	Three months ended June 30		Six months ended June 30
(millions)	2011	2010	2011	2010
Land acquisition and retention	$88	$65	$106	$104
Drilling and completions	130	117	481	290
Facilities and well equipping	73	43	219	89
Geological and geophysical	1	4	7	9
Corporate	6	2	9	2
Capital expenditures	298	231	822	494
Joint venture, carried capital	(13)	-	(45)	-
Capital expenditures, net	285	231	777	494
Property dispositions, net	(45)	160	(101)	(296)
Business combinations	286	-	286	-
Total expenditures	$526	$391	$962	$198

Our 2011 capital activity levels increased in comparison to the prior year as we accelerate the appraisal and development of our light-oil resource plays, notably in the Cardium, Northern Carbonates, Spearfish (Waskada) and the Colorado (Viking).

LAND

	As at June 30
	Producing			Non-producing
	2011	2010	% change	2011	2010	% change
Gross acres (000s)	6,253	6,207	1	2,807	2,897	(3)
Net acres (000s)	4,180	4,102	2	1,935	2,246	(14)
Average working interest	67%	66%	1	69%	78%	(9)

The decline in non-producing land compared to 2010 was primarily the result of the contribution of assets into the Cordova Joint Venture and land lease expiries.

2011 SECOND QUARTER RELEASE 6

CORE AREA ACTIVITY

Core Area	Net wells drilled for the six months ended June, 2011	Total land as at June 30, 2011 (thousands of net acres)
Northern	104	2,981
Southern	109	3,134
	213	6,115

COMMON SHARES DATA

	Three months ended June 30			Six months ended June 30
(millions of shares)	2011	2010	% change	2011	2010	% change
Weighted average
Basic	466.6	433.8	8	464.2	428.4	8
Diluted	466.9	443.7	5	465.1	438.3	6
Outstanding as at June 30				468.0	450.8	4

2011 SECOND QUARTER RELEASE 7

Letter to our Shareholders

A fundamental to success in business is the ability to adapt and change. For Penn West, the ability to constantly adapt to a changing business environment has led to its success and continuing growth potential. The pace of change and required adaptation has quickened over the past five years. We have acquired and expanded our inventory of light-oil assets significantly. We have moved to an E&P model and have adapted from vertical technology which had been a constant in the industry to horizontal techniques. This change has expanded the depth of reinvestment opportunities in the conventional oil and natural gas business in North America.

Penn West is also changing and adapting its leadership. As announced this morning, Bill Andrew has been appointed to the position of Vice-Chairman. A legacy which Bill has imparted to the Penn West team is the ability to adapt and change as the situation requires. As the newly appointed Chief Executive Officer, I am fortunate to retain Bill’s counsel as we move forward. The most exciting component of our recent leadership shift is the promotion of Hilary Foulkes to the role of Chief Operating Officer. The leadership development and transition process is part of our internal corporate culture and occurs at all levels throughout the company. While today’s leadership changes are significant to Penn West, the vision, strategy and direction of Penn West remain intact.

Change and adaptation also applies to the business landscape in which we operate. The turmoil of the financial sector which played out through 2008 and 2009 is still reverberating today. The challenge for resource extraction businesses is to separate what is, for lack of a better term, noise in the system as opposed to fundamental shifts in economic direction and their related impacts on commodity pricing.

When you look at the fundamentals that underlie oil demand, there has been strong recovery from the 2008/2009 period. We continue to see demand growth from large sectors of the global economy, despite low demand growth in the OECD nations. On the supply side, it is not getting easier. Regardless of whether it is oil sands, deep water drilling, or the conventional oil business, the cost of finding and developing a barrel of oil continues to rise. Combine rising costs with the geo-political risk associated with certain regions and maintaining the world’s supply of oil becomes increasingly difficult. When looking at supply and demand in concert, short of a prolonged worldwide recession, we believe the outlook for pricing of oil will remain strong.

For Penn West, this supports our strategy of driving ahead with our light-oil development and with capturing exploratory projects with oil and significant liquids. During the first quarter of this year, we started to hit our stride as an E&P company drilling and completing a company record number of horizontal multi-frac wells with solid results. Change and adaptation are constants. In our particular case, the most recent change to plans was authored by Mother Nature. Our assets were at the epicenters of several major fires in north central Alberta as well as flooding in southern Saskatchewan and Manitoba. In addition, the industry has and continues to be subjected to some of the worst operating conditions experienced in western Canada in the last 30 years. Moving forward, the key adaptation will be to re-establish momentum in our drilling programs in the third and fourth quarters to continue the growth we started at the beginning of this year. Based on the development work to-date and the information we have collected on our plays, we remain steadfastly confident in the quality of our assets, our people, and the future of Penn West.

On behalf of the Board of Directors,

Murray R. Nunns
President and Chief Executive Officer

Calgary, Alberta
August 9, 2011

2011 SECOND QUARTER RELEASE 8

Outlook

This outlook section is included to provide shareholders with information about our expectations as at August 9, 2011 for production and capital expenditures for 2011 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Penn West’s capital programs will continue to move toward full scale development of our suite of large-scale light-oil plays based on successful appraisal programs. Our focus areas remain the Cardium, Northern Carbonates, Spearfish (Waskada) and the Colorado (Viking). While still allocating a significant portion of our capital programs to appraising large resource plays, we have grown our light-oil production base significantly over the past year. To date in 2011, we have been successful at land sales where we invested approximately $100 million in the first six months of 2011. We expect to continue to extend our dominance in many of western Canada’s largest and most promising light-oil plays as well as consolidate our positions in many of the new emerging source rock plays. Extreme weather conditions necessitated unplanned capital expenditures to continue certain of our capital programs in the second quarter and third quarter to date. We expect to partially offset industry cost increases due to high activity levels by operating at consistent levels and by increasing our use of pad drilling.

We expect our full year 2011 exploration and development capital program to be in the range of $1.4 billion - $1.5 billion. To date in 2011, we have realized approximately $100 million in proceeds from dispositions of non-core assets.

Extreme flooding in Southern Saskatchewan and Manitoba, forest fires in the Slave Lake region and third-party facility issues in the second quarter of 2011 have extended into the third quarter resulting in delays restoring production. Wet conditions across western Canada have delayed completion activity preventing further tie-ins of Q1 drilling. The combined effect of these factors is to delay volumes and will impact our annualized average production. We expect to recover production outages into the fourth quarter and our exit volume remains consistent with our previous guidance.

In the first six months of 2011, Penn West sold net production of approximately 1,100 boe per day.  Annual production for 2011 is expected to average between 162,000 and 164,000 boe per day. We estimate average production for the second half of 2011 to be between 163,000 and 167,000 boe per day and plan to reach full production capacity in the fourth quarter of 2011 exiting the year producing between 174,000 and 177,000 boe per day.

Our prior production forecast, released on May 5, 2011 with our first quarter results and filed on SEDAR at www.sedar.com, prior to the impact of temporary interruptions related to wildfires, flooding and third party outages, was for 2011 average production of 172,000 to 177,000 boe per day and an exploration and development capital budget of $1.1 billion - $1.2 billion.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under IFRS or previous generally accepted accounting principles (“GAAP”), including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as dividends paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs.

2011 SECOND QUARTER RELEASE 9

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2011	2010	2011	2010
Cash flow from operating activities	$255	$240	$495	$581
Increase in non-cash working capital	133	17	229	5
Decommissioning expenditures	8	12	28	27
Funds flow	$396	$269	$752	$613

Basic per share	$0.85	$0.62	$1.62	$1.43
Diluted per share	$0.85	$0.61	$1.62	$1.41

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward- Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management's assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that our existing assets will fuel Penn West's future growth; the disclosure contained under the heading "Strategy", which sets forth management's expectations as to our business strategies going forward, including our intention to continue to focus development to bring forward the value in our large light-oil plays and resource prospects, our belief that we are well positioned for continuous growth with an emphasis on light-oil, and our exploration strategy to focus on large-scale plays on existing development trends and selective exploratory trends in which we have technical or infrastructure-related advantages; the disclosure contained under the heading "Capital and Production Guidance", which sets forth the anticipated size of our full year 2011 exploration and development capital program, our expectation that we will recover second and third quarter production outages into the fourth quarter, our estimated average daily production for the second half of 2011, our expectation that we will reach full production capacity in the fourth quarter of 2011, our estimated average daily production for the 2011 year, our estimated average daily production rate when we exit 2011, and our intention that non-core asset disposition proceeds will be re-deployed into our growth strategy or balance sheet; our development plans for our Cardium play in the second half of 2011, including our view that more than 2,500 drilling locations have been identified to-date, the specific core areas on which we plan to focus development, the number of rigs we intend to operate and the number of wells we intend to drill; our development plans for our Northern Carbonates play in the second half of 2011, including the number of rigs we intend to operate, the number of wells we intend to drill, and our intention to continue development and appraisal drilling on the Slave Point platform at Otter/Red Earth, appraisal drilling at Swan Hills, and the testing of a four-well pad at South Swan Hills; our development plans for our Spearfish (Waskada) play in the second half of 2011, including the number of rigs we intend to operate, the number of wells we intend to drill, our belief that we will be back to full capacity in the fourth quarter, our belief that we have an inventory of 1,500 potential drilling locations on this property, and our anticipation that we will accelerate the development of this asset over the next 18 months; our development plans for our Colorado (Viking) play in the second half of 2011, including our belief that we have identified over 2,500 well locations consisting of both light-oil and natural gas targets, our plan to continue development in the Dodsland/Avon Hills/Kerrobert areas of western Saskatchewan and continue appraisal of the Alberta side of this large play trend, and the number of wells we intend to drill; our development plans for the Peace River Oil Partnership in the second half of 2011, including the number of wells we intend to drill, our intention to primarily focus on resource assessment, and our belief that the thermal pilot well will commence production in the third quarter of 2011; our development plans for the Cordova Joint Venture in the second half of 2011, including the number of wells we intend to drill, our intention to continue the appraisal phase of this play throughout the Cordova Embayment, and our belief that our existing gathering and processing infrastructure in the area will enable us to move at a quicker pace with enhanced economic returns; our ability to pay our third quarter dividend; certain of the disclosures contained under the heading "Letter to our Shareholders", including our belief that our ability to constantly adapt to a changing business environment has led to our success and continuing growth potential, our belief that the outlook for pricing of oil will remain strong, our plan to continue with our strategy of driving ahead with our light-oil development and with capturing exploratory projects with oil and significant liquids, and our intention to re-establish momentum in our drilling programs in the third and fourth quarters to continue the growth we started at the beginning of this year; and the disclosure contained under the heading "Outlook", including our intention that our capital programs will continue to move toward full scale development of our suite of large-scale light-oil plays based on successful appraisal programs, our intention that our focus areas will remain the Cardium, Northern Carbonates, Spearfish (Waskada) and the Colorado (Viking), our expectation that we will continue to extend our dominance in many of western Canada’s largest and most promising light oil plays as well as consolidate our positions in many of the new emerging source rock plays, our expectation that we will partially offset industry cost increases due to high activity levels by operating at consistent levels and by increasing our use of pad drilling, our anticipated exploration and development capital expenditure levels for 2011, our expectation that we will recover production outages that occurred in the second and third quarter in the fourth quarter, our forecast average daily production for the full 2011 year, our forecast average daily production for the second half of 2011, our plan to reach full production capacity in the fourth quarter of 2011, and our anticipated average daily production rate at 2011 year end.

2011 SECOND QUARTER RELEASE 10

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading "Outlook".

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including under "Risk Factors" in our Annual Information Form and in Note 10 to our 2011 second quarter unaudited financial statements) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

2011 SECOND QUARTER RELEASE 11

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2011 SECOND QUARTER RELEASE 12

Penn West Petroleum Ltd.
Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2011	December 31, 2010

Assets
Current
Accounts receivable	$467	$386
Other	93	87
Risk management	26	23
	586	496
Non-current
Deferred funding assets	661	678
Exploration and evaluation assets	187	128
Property, plant and equipment	11,578	11,218
Goodwill	2,020	2,020
Risk management	9	3
	14,455	14,047
Total assets	$15,041	$14,543

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$675	$910
Dividends payable	127	41
Convertible debentures	224	255
Risk management	70	85
	1,096	1,291
Non-current
Long-term debt	2,815	2,496
Decommissioning liability	627	648
Risk management	66	67
Deferred tax liability	1,261	1,452
Other non-current liabilities	10	29
	5,875	5,983
Shareholders’ equity
Shareholders’ capital	8,773	-
Unitholders’ capital	-	9,170
Other reserves	83	-
Retained earnings (deficit)	310	(610)
	9,166	8,560
Total liabilities and shareholders’ equity	$15,041	$14,543

2011 SECOND QUARTER RELEASE 13

Penn West Petroleum Ltd.
Consolidated Statements of Income

	Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	2011	2010	2011	2010

Oil and natural gas sales	$953	$715	$1,809	$1,530
Royalties	(171)	(128)	(321)	(276)
	782	587	1,488	1,254

Risk management gain (loss)
Realized	(33)	3	(45)	(6)
Unrealized	188	119	12	155
	937	709	1,455	1,403

Expenses
Operating	267	231	505	462
Transportation	7	8	15	17
General and administrative	37	34	74	68
Share-based compensation expense (recovery)	4	(4)	82	54
Depletion and depreciation	311	350	558	612
Gain on dispositions	(127)	(737)	(151)	(714)
Exploration and evaluation expense	-	1	4	1
Unrealized risk management (gain) loss	18	(28)	(13)	(3)
Unrealized foreign exchange (gain) loss	(7)	74	(45)	19
Financing	48	45	95	85
Accretion	10	10	22	20
	568	(16)	1,146	621
Income before taxes	369	725	309	782

Deferred tax expense (recovery)	98	(20)	(253)	(61)

Net and comprehensive income	$271	$745	$562	$843

Net income per share
Basic	$0.58	$1.72	$1.21	$1.97
Diluted	$0.58	$1.69	$1.21	$1.94
Weighted average shares outstanding (millions)
Basic	466.6	433.8	464.2	428.4
Diluted	466.9	443.7	465.1	438.3

2011 SECOND QUARTER RELEASE 14

Penn West Petroleum Ltd.
Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2011	2010	2011	2010

Operating activities
Net income	$271	$745	$562	$843
Depletion and depreciation	311	350	558	612
Gain on dispositions	(127)	(737)	(151)	(714)
Exploration and evaluation expense	-	1	4	1
Accretion	10	10	22	20
Deferred tax expense (recovery)	98	(20)	(253)	(61)
Share-based compensation expense (recovery)	10	(7)	80	51
Unrealized risk management gain	(170)	(147)	(25)	(158)
Unrealized foreign exchange loss (gain)	(7)	74	(45)	19
Decommissioning expenditures	(8)	(12)	(28)	(27)
Change in non-cash working capital	(133)	(17)	(229)	(5)
	255	240	495	581
Investing activities
Capital expenditures	(285)	(231)	(777)	(494)
Acquisitions	(169)	(194)	(196)	(328)
Proceeds from dispositions	184	288	291	866
Change in non-cash working capital	(115)	(43)	(134)	(6)
	(385)	(180)	(816)	38
Financing activities
Increase (decrease) in bank loan	232	(345)	289	(1,066)
Proceeds from issuance of notes	-	-	75	304
Repayment of acquired credit facilities	(39)	-	(39)	-
Issue of equity	59	446	159	466
Dividends and distributions paid	(98)	(161)	(132)	(323)
Settlement of convertible debentures	(24)	-	(31)	-
	130	(60)	321	(619)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

2011 SECOND QUARTER RELEASE 15

Penn West Petroleum Ltd.
Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total

Balance at January 1, 2011	$9,170	$-	$(610)	$8,560
Elimination of deficit	(610)	-	610	-
Net and comprehensive income	-	-	562	562
Implementation of Option Plan and CSRIP	-	81	-	81
Share-based compensation expense	-	22	-	22
Issued on exercise of options and share rights	179	(20)	-	159
Issued to dividend reinvestment plan	34	-	-	34
Dividends declared	-	-	(252)	(252)
Balance at June 30, 2011	$8,773	$83	$310	$9,166

(CAD millions, unaudited)	Unitholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2010	$8,451	$-	$(1,034)	$7,417
Net and comprehensive income	-	-	843	843
Issued on exercise of trust unit rights	32	-	-	32
Issued to employee trust unit savings plan	19	-	-	19
Issued to distribution reinvestment plan	59	-	-	59
Issued on trust unit offering	428	-	-	428
Distributions declared	-	-	(386)	(386)
Balance at June 30, 2010	$8,989	$-	$(577)	$8,412

2011 SECOND QUARTER RELEASE 16

Investor Information

Penn West shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT and PWT.DB.F and Penn West shares are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00am Mountain Time (12:00pm Eastern Time) on August 10, 2011.

To listen to the conference call, please call 416-340-8018 or 1-866-223-7781 (North America toll-free). This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL: http://events.digitalmedia.telus.com/pennwest/081011/index.php

A taped recording will be available until August 17, 2011 by dialing 1-800-408-3053 (North America toll-free) and entering pass code 8224563.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2011 SECOND QUARTER RELEASE 17